Exhibit 99.(a)(5)(B)

Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey
Telephone: (732) 205-5000

Barry W. Perry
Chairman and CEO

May 5, 2006

To Our Stockholders:

     As described in the enclosed materials, Engelhard Corporation, a Delaware corporation (“Engelhard”), is offering to purchase for cash up to 26,000,000 shares of its common stock, par value $1.00 per share (the “Shares”) including the associated Series A Junior Preferred Stock Purchase Rights (the “Rights”) issued under the Rights Agreement, dated as of October 1, 1998, between Engelhard and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2006, and in the related Letter of Transmittal (together, as they may be amended and supplemented from time to time, the “Offer”). Engelhard is inviting its stockholders to tender their Shares at $45.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. Engelhard will not pay any separate consideration for the Rights. The number of Shares to be purchased by us includes Shares underlying vested options that may be tendered by holders of such options.

     The Offer is part of our Recapitalization Plan, which we announced on April 26, 2006, and which also includes continued execution of our strategic business plan and incremental cost savings that we expect to deliver $15 million in cost savings annually beginning in 2007. We believe that the Recapitalization Plan represents the best value creation alternative for and is in the best interests of our stockholders. Accordingly, the Board of Directors of Engelhard has unanimously approved the Offer and recommends that you tender your Shares. However, you must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender.

     If you do not wish to participate in the Offer, you do not need to take any action.

     We explain the terms and conditions of the Offer in detail in the enclosed Offer to Purchase, the related Letter of Transmittal and other materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. If you want to tender your Shares, we explain the necessary steps in detail in the enclosed materials.

     The Offer will expire at 5:00 p.m., New York City time, on June 5, 2006, unless Engelhard extends the Offer. If you have any questions regarding the Offer or need assistance in tendering your Shares, please contact MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885, or J.P. Morgan Securities Inc. and Merrill Lynch & Co., the dealer managers for the Offer, at J.P. Morgan Securities Inc.: (212) 622-2922 (call collect) or (877) 371-5947 and Merrill Lynch & Co.: (877) 653-2948 or (609) 818-8000 (International).

Sincerely, Barry W. Perry Chairman of the Board and Chief Executive Officer